EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTHS ENDED SEPTEMBER 30, 2022

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of November 10, 2022. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2022 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 265 properties in North America, Europe, Turkey, Latin America and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	5
Advanced Royalties	9
Exploration Royalties	152
Royalty Generation Properties	99

The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", as well as on the Frankfurt Stock Exchange under the symbol "6E9".

STRATEGY

EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 19-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholders exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS

Financial Updates for the Three Months Ended September 30, 2022 ("Q3-2022")

  Revenue and other income for the three months ended September 30, 2022 was $9,338,000 which includes continuing royalty income from the Leeville, Gediktepe, and Balya royalty interests totaling $4,881,000. Other income of $4,113,000 relates to other property payments from partnered properties. Adjusted revenue and other income1 was $12,105,000 which included $2,767,000 for the Company's share of royalty revenue from its effective Caserones copper royalty interest in Chile.
  After recovering $4,210,000 from partners, the Company's net royalty generation costs totaled $2,652,000.
  General and administrative costs totaled $1,644,000. Impacting general and administrative costs, were higher investor relations costs for increased marketing and communications activities offset by a reduction in fees paid to consultants during the period.
  Share-based payments totaled $481,000 for the period compared to $1,206,000 in Q3-2021. The aggregate share-based payments relate mainly to the fair value of stock options and restricted share units ("RSUs") granted and vested during the period.
  Finance expenses of $1,579,000 associated with the Sprott Credit Facility.  The Company had repaid in full the SSR VTB note (including interest) totaling $10,774,000 in the previous quarter.
  For the quarter, the Company had income from operations of $1,311,000 and a net loss of $16,346,000.

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  Other significant items affecting income for the three months ended September 30, 2022 included unrealized fair value losses on investments of $7,241,000, impairment charges of $7,130,000 primarily related to the Gediktepe royalty in Turkey, and foreign exchange adjustments of $518,000.
  As at September 30, 2022, the Company had unrestricted cash and cash equivalents of $14,297,000, investments and long-term investments valued at $19,877,000, and a loan payable of $54,961,000.

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

Corporate Updates

Appointment of Independent Director

In Q3-2022, EMX announced that Mr. Geoff Smith was appointed to the Board of Directors of the Company effective July 5, 2022. Mr. Smith brings to the board the benefit of 17 years of M&A and corporate finance experience having advised on or financed many of the largest, most complex and innovative streaming transactions in the past 10 years.

Purchase of Royalty Portfolio from Nevada Exploration

In Q3-2022, EMX announced it had executed a purchase and sale agreement (the "Agreement") for a portfolio of royalties, with Pediment Gold LLC, a wholly owned subsidiary of Nevada Exploration Inc. ("NGE") (TSX-V: NGE) for US$500,000.  The portfolio consists of a 2% net smelter return royalty ("NSR") on NGE's Nevada gold exploration portfolio covering ~62.5 square miles in Nevada and includes four district-scale land positions as well as certain other interests.  In addition, if NGE options, farms out, or sells a project, beginning on the first anniversary of the third-party agreement, EMX will receive AARs of US$20,000 that escalate US$10,000 per year and are capped at US$50,000.  NGE has the right to buy back half of EMX's 2% NSR by purchasing a 0.5% NSR interest for US$1,000,000 any time prior to the 7th anniversary of the Agreement and then, if the first NSR interest is purchased, purchasing the second 0.5% NSR interest any time prior to production for US$1,500,000.

Receipt of Initial Production Royalty Payments from Gediktepe

In Q3-2022, EMX announced the receipt of initial royalty production payments from its Gediktepe royalty property in western Turkey. EMX holds a 10% NSR on oxide gold production at Gediktepe, a newly commissioned mine operated by Polimetal Madencilik Sanayi ve Ticaret A.S. ("Polimetal"), a private Turkish company. EMX has received payments for production from the months of June and July totaling US$1,842,452, inclusive of US$281,052 in Value Added Tax ("VAT") for which EMX has credits to recover. These represent the first royalty production payments received from Gediktepe after receiving notice that the definition of commercial production had been satisfied in early June.

The June and July payments are based upon the sales of 4,490 ounces of gold and 23,309 ounces of silver in June and 4,030 ounces of gold and 44,164 ounces of silver in July. The payment for June was pro-rated for the portion of the month's sales that took place after the satisfaction of the definition of commercial production in the royalty agreement, which took place on June 8th.

The Company has also taken an impairment in Q3-2022 against the carrying value of Gediktepe. While assessing whether any indications of impairment exist, consideration is given to external and internal sources of information. While the operation has only been in production for less than year, review of the oxide operation to date, potential for delay of the sulfide circuit along with revisions to metal pricing and Turkish royalty rates, the Company has reduced the value of Gediktepe by $7,092,000. Please refer to the Company’s interim financial statements for the nine months ended September 30, 2022 for additional information.

Receipt of Initial Production Royalty Payments from Balya North

In Q3-2022, EMX announced the receipt of initial royalty production payments from its Balya North royalty property in western Turkey. EMX holds an uncapped 4% NSR royalty on metals production from Balya North, a newly commissioned lead-zinc-silver mine operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company.

In the first half of 2022, Esan's advancement of the Balya North asset consisted of mine development and opening of production headings and faces for exploitation in Q3 and Q4 of 2022. Production and processing of materials from Balya North in the first half of 2022 largely consisted of material stockpiled during the construction process. EMX received payments from the processing of this material totaling US$98,787, inclusive of US$15,069 in VAT. These royalty payments are from 30,223 tonnes of processed material averaging 1.68% lead, 1.34% zinc, and 39.9 g/t silver.

Receipt of Milestone Payment for the Parks-Salyer Royalty Property

Subsequent to Q3-2022, EMX received a US$3,000,000 milestone payment from Arizona Sonoran Copper Company, Inc. (TSX: ASCU) ("ASCU") for the Parks-Salyer royalty property (the "Royalty Property") in Arizona. The Royalty Property was held under a lease arrangement by EMX's wholly owned subsidiary Bronco Creek Exploration Inc. and was transferred to ASCU via Assignment and Royalty Agreements (the "Agreements") executed earlier this year. EMX's Royalty Property covers 158 acres of ASCU's Parks-Salyer copper project. The milestone payment results from ASCU's maiden resource estimate for the Parks-Salyer project that exceeds thresholds for contained copper included within EMX's Royalty Property footprint. The Company also retains a 1.5% NSR covering the Royalty Property.

Impact of Covid 19

EMX continues to monitor developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity.

Royalty and Royalty Generation Updates

During Q3-2022, the Company's royalty generation business was active in North America, South America, Europe, Turkey, and Australia. The Company spent $6,862,000 and recovered $4,210,000 from partners. During the quarter the Company completed two new property agreements in Northern Europe and one new partnership in the US, and continued to grow the portfolio with new mineral property acquisitions.

Highlights from Q3 2022 include the following:

  In the US the Company added to its growing royalty portfolio with the completion of one new royalty agreement on a copper project in Arizona, the advancement of ten partner-funded work programs, including five drill projects, the acquisition of four large royalty positions from Nevada Exploration covering key land positions in Nevada, and new generative work leading to the acquisition of a large (i.e., greater than 1950 hectares), prospective land position in the Silver Valley district in Idaho.
  US highlights also include Arizona Sonoran Copper Company's ("ASCU") announcement of a maiden resource at the Parks-Salyer deposit (see ASCU news release dated September 28, 2022) and key drill intercepts within the EMX royalty footprint which include 162 meters at 1.10% copper in drill hole ECP-084 and 68.3 meters at 2.24% copper in drill hole ECP-086 (true widths unknown) (see ASCU news release dated September 7, 2022). As noted earlier, subsequent to Q3-2022, EMX received a US$3,000,000 Milestone Payment from ASCU resulting from the announced resource exceeding 200 million pounds of contained copper within the royalty footprint (see EMX new release dated October 4, 2022).
  In Canada, EMX continued its summer work programs to advance and delineate targets on available properties in the portfolio as partners conducted multiple field programs, including drill programs on optioned and EMX royalty properties. EMX received $63,000 in cash payments and $4,000 in share equity payments during the quarter.
  EMX's Latin American royalty portfolio advanced through field programs at Morros Blancos and Morros Colorado by Austral Gold Limited, Block 4 by Pampa Metals Corporation, and drill programs conducted by AbraSilver Resource Corp., Aftermath Silver Ltd, and GR Silver Mining Ltd.  Q3 drill programs at San Marcial, as well as Diablillos and Berenguela continue to produce significant results that expand known resources and add new discoveries at nearby targets.  Highlights at San Marcial include the discovery of a new silver zone by GR Silver with a 250 meter step out drill hole intersecting 101.6 meters at 308 g/t silver with multiple higher grade sub-intervals (true width unknown) (see GR Silver news release dated August 8, 2022).  An updated resource estimation for San Marcial is scheduled for Q1-2023.

  As a subsequent event, AbraSilver announced an updated, open pit constrained mineral resource estimate for the Diablillos project's Oculto deposit reported as measured and indicated of 51.3 Mtonnes averaging 66 g/t silver (109 Moz contained Ag) and 0.79 g/t gold (1.3 Moz contained Au), as well as inferred of 2.2 Mtonnes averaging 30 g/t silver (2.1 Moz contained Ag) and 0.51 g/t gold (37 Koz contained Au) (see AbraSilver news release dated November 3, 2022). The updated resource was based upon drilling through Phase II. The ongoing Phase III drill program is focused on the near surface, high-grade Southwest Zone discovery.
  In Northern Europe the Company continued to expand its portfolio of projects, acquiring a gold-copper project in Sweden and a gold-cobalt project in Finland totaling nearly 20,000 hectares. Two Norwegian polymetallic projects were sold to Minco Silver in Q3 and eight partner funded projects advanced EMX royalty assets, including three drill programs. Overall, approximately US$2.3 million was spent by partners on EMX royalty properties in Northern Europe in Q3.
  Drill results were announced at the Tomtebo Project in Sweden by District Metals in Q3. Highlights included 25.5 meters averaging 2.4% zinc, 2.05% lead and 65 ppm silver in drill hole TOM22-38 starting at 249 meters (true width unknown) (see District Metals news release dated August 17, 2022)1.
  Drill programs were also completed in Norway at Playfair Mining's RKV project and at Norden Crown Metals's Burfjord project. Nineteen diamond drill holes totaling 1,107 meters were drilled at Playfair's RKV Project and 18 diamond drill holes totaling 3,500 meters were drilled at Burfjord.
  EMX continued to advance its understanding of the newly discovered cobalt enriched manganese mineralization at its 100% owned Yarrol Project in Australia. Soil sampling grids continued to expand the footprint of cobalt-rich mineralization and preparations for an upcoming drill program commenced in Q3.
  Work also proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company, and new areas are being assessed for further acquisitions.

Financing Updates

Exercise of Stock Options granted by EMX

Ending Q3-2022, 1,045,000 stock options were exercised at $1.20 per share pursuant to the Company's Stock Option Plan, which generated proceeds of $1,254,000 to EMX.

Investment Updates

As at September 30, 2022, the Company had investments totaling $19,877,000 which included $13,651,000 in various public and private entities, and $6,226,000 in non-current investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.

Strategic Investment in Premium Nickel Resources

Between 2020 and 2022, EMX acquired 5,412,702 shares of Premium Nickel Resources Corporation, a private company with nickel-copper-cobalt assets in Botswana. On April 26, 2022, PNR announced the execution of a definitive agreement for a reverse takeover transaction ("RTO") with North American Nickel Inc. (TSX:"NAN") to create a new reporting entity, Premium Nickel Resources Ltd ("PNRL"). PNRL began trading on the TSX Venture Exchange in Q3, having completed the RTO process with NAN. As a result of the RTO transaction, EMX's interests were converted to 5,704,987 shares of PNRL, which represents roughly 5% of the issued and outstanding shares of PNRL.

Subsequent to the listing transaction, PNRL announced initial results from its ongoing diamond drilling program at its 100% owned Selebi nickel-copper-cobalt project in Botswana (see PNRL news release dated August 17, 2022). Highlights included an intercept of 25.65 meters of 0.95% nickel, 2.03% copper and 0.04 % cobalt in drill hole SMD-22-001 starting at 1,374.5 meters (true width estimated to be 70-80% of drilled interval). This was the first hole drilled in the 2022 program, and on September 13, 2022, PNRL announced further intercepts from a wedge drilled off hole SMD-22-001 (hole SMD-22-001-W1) of 4.35 meters averaging 0.98% nickel, 1.61% copper and 0.02% cobalt starting at 1,363 meters and 12.55 meters of 0.39% nickel, 1.99% copper and 0.02% cobalt starting at 1,385.65 meters (true thicknesses estimated to be 70-80% of the drilled interval) (see PNRL news release dated September 13, 2022). Assay results from other holes are pending2.

1 EMX has not done independent and sufficient to work verify the drill results as published by District Metals, and these results should not be relied upon until they are confirmed. However, EMX believes these results to be reliable and relevant.

2 EMX has not done independent and sufficient to work verify the drill results as published by Premium Nickel Resources Ltd, and these results should not be relied upon until they are confirmed. However, EMX believes these results to be reliable and relevant.

OUTLOOK

This year will see an increase in revenue and other income coming from our cash flowing royalties, including Leeville in Nevada, Gediktepe and Balya in Turkey, potentially Timok in Serbia (pending conclusion of the royalty rate discussions with Zijin), and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global portfolio. As a royalty holder, the Company has limited, if any, access to information on properties for which it holds royalties. Accordingly, the Company has not, and does not anticipate that it will have the ability to, provide guidance or outlook as to future production.

So far in 2022, EMX has acquired an additional (effective) 0.3155% royalty interest on Caserones, completed a $12,580,000 (US $10,000,000) private placement with Franco-Nevada, made a strategic investment in PNR, and repaid in full the vendor take back note issued to SSR Mining Inc.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of its long-term debt, continuing to evaluate equity markets (including the filing of a shelf prospectus), and the ongoing monetization of the Company's marketable securities.

EMX is well funded to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and royalty generation portfolio totals 265 projects on five continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties that cover the Gediktepe Mine in Turkey, the Timok Mine in Serbia, and the Caserones Mine in Chile. EMX has filed technical reports for Gediktepe, Timok, and Caserones that are available under the Company's issuer profile on SEDAR (www.sedar.com). In addition, the Leeville and Balya royalty properties are important to the Company for current as well as projected future royalty cash flow.

Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's Annual Information Form for the year ended December 31, 2021 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's financial statements for the year ended December 31, 2021.

Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	JX Nippon Mining & Metals	Copper (Molybdenum)	Producing	Effective 0.7335% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing	0.5% NSR
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş.	Zinc-Lead-Silver	Development - initial production	4.0% NSR

Significant Updates

Caserones, Chile - The Caserones open pit mine ("Caserones") is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile's Andean Cordillera. The mine is operated by SCM Minera Lumina Copper Chile SpA ("MLCC"), which is 100% indirectly owned by JX Nippon Mining & Metals Corporation ("JX Nippon"), who is listed on the Tokyo Stock Exchange. Caserones produces copper and molybdenum concentrates from a conventional crusher and mill and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2021 the mine produced 94,846 tonnes of fine copper in concentrate, 2,287 tonnes of fine molybdenum in concentrate, and 14,829 tonnes of fine copper in cathodes (see MLCC's 2021 Annual Report, dated May 30, 2022).  EMX holds an effective 0.7335 % NSR royalty covering the Caserones open pit mine as well as other nearby exploration targets.

In Q3-2022, EMX received a dividend payment of approximately US$1,868,000. This effective royalty payment was based upon second quarter (i.e., April-June, 2022) copper and molybdenum production.

Timok, Serbia - EMX's Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposits. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". EMX's Timok Royalty covering Cukaru Peki is stated to be a 0.5% NSR in the royalty agreement. The royalty agreement contains a provision for the reduction of the royalty rate under certain circumstances, but EMX does not believe that those conditions have been satisfied. The Timok project is owned and operated by Zijin Mining Group Ltd ("Zijin").

Production from the Upper Zone of Cukaru Peki commenced in Q4-2021, and EMX announced its intent to seek arbitration to resolve the issue about the royalty rate on the project (see EMX news release dated December 17, 2021). Amicable discussions with Zijin commenced shortly after EMX's announcement, leading EMX to suspend plans to file a notice of arbitration (see Company news release dated January 27, 2022). Discussions between EMX and Zijin continued in Q3-2022 as both companies have agreed to work toward an updated royalty agreement document, which is anticipated to be completed in Q4.

Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.

Leeville royalty provisional payments to EMX totaled approximately US$611,400 during Q3-2022. Royalty production totaled 358 troy ounces of gold that were principally sourced from Four Corners (45%), West Leeville (32%), Monarch (11%), Carlin East (12%), and other operations (< 1%).

Gediktepe, Turkey - The Gediktepe VMS deposit is located in western Turkey. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the oxide zone (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement).

The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see Company news release dated July 29, 2021) and are being advanced by operator Lidya Madencilik ("Lidya"), a private Turkish company. Since acquiring the Royalties, EMX has maintained discussions with Lidya, who commenced initial mining activities in Q4-2021. Mining and processing of oxide gold materials continued in Q3-2022, and EMX received an initial production royalty payment of US$1,842,452 inclusive of US$281,052 in VAT. This payment was for production covering the months of June and July, 2022. EMX anticipates receiving regular production royalty payments from Gediktepe on an ongoing basis.

Balya, Turkey - The Balya royalty property is located in the historical Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

The initial phases of mining at Balya North commenced in late 2021, and production continued to ramp up in Q3-2022 as mine construction was completed and regular production shipments are now being made. EMX received its initial production royalty payment from the Balya North Mine in Q3, which covered the limited production that took place during mine development. EMX expects to now receive quarterly production royalty payments on an ongoing basis.

Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Development	1% NSR
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	PEA	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource - Advancing PFS	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6% -10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Feasibility	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Resource Development	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR

Significant Updates

Gold Bar South, Nevada - EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

McEwen stated "the Gold Bar Mine progressed the development of the Gold Bar South deposit which is expected to contribute to lower cost production later this year and through 2023" (See McEwen news release dated August 11, 2022).

Diablillos, Argentina - EMX's Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. Diablillos is a high sulfidation silver-gold project, located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. (TSX-V: ABRA, "AbraSilver"). There are seven known mineralized zones, with the Oculto deposit advanced to the PEA stage of assessment.

During the quarter AbraSilver reported drill results from the Phase II program and ongoing phase III drill program that included several of the highest grade and thickest intercepts recorded to date. These results include 26 meters at 2,358 g/t Ag and 0.36 g/t Au starting at 131.5 m in DDH 22-015, 155 meters at 185 g/t silver and 1.48 g/t gold starting at 71 meters in DDH-22-037, and 127 meters at 506 g/t silver and 1.99 g/t gold starting at 122 meters in DDH-22-045 (true widths estimated as approximately 80% of the interval lengths) (see AbraSilver news releases dated July 25, August 22, and September 29, 2022).  In addition, AbraSilver reported the discovery of the Southwest Zone, a new, near surface zone of mineralization that included an intercept from drill hole DDH-22-019 of 87 meters at 346 g/t silver and 0.15 g/t gold from 89 meters that expands the know mineralized footprint approximately 500 meters to the southwest of the known resource area (true width estimated as approximately 80% of the interval length) (see AbraSilver news release dated August 3, 2022).

As a subsequent event, AbraSilver announced an updated, open pit constrained1 mineral resource estimate for the Diablillos project's Oculto deposit reported at a 35 g/t silver equivalent2 cutoff as measured and indicated of 51.3 Mtonnes averaging 66 g/t silver (109 Moz contained Ag) and 0.79 g/t gold (1.3 Moz contained Au)3, as well as inferred of 2.2 Mtonnes averaging 30 g/t silver (2.1 Moz contained Ag) and 0.51 g/t gold (37 Koz contained Au) (see AbraSilver news release dated November 3, 2022). The updated resource was based upon drilling through Phase II, and included oxide and transition material. The ongoing Phase III drill program is focused on the near surface, high-grade Southwest Zone, which according to AbraSilver, "has the potential for substantial growth in silver resources, as the new zone displays potential for district-scale, high-grade, near-surface, silver mineralization". AbraSilver expects a maiden mineral resource estimate for the Southwest Zone in the first half of 2023.

Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd ("Aftermath") (TSX-V:  AAG; OTCQB: AAGFF). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX's royalty interest in, and future earn-in payments from, Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction. The project hosts an historical JORC silver-copper-manganese-zinc mineral resource.

Aftermath reported final assay results from its 6,168 meter, 63 drill hole program which included highlights of 72 meters at 1.2% copper and 65 g/t silver from 19.2 meters in drill hole AFD-060 and 23.3 meters at 0.56% copper and 247 g/t silver from 57.6 meters in drill hole AFD-063 (intercepts are approximate true widths) (see Aftermath news release dated August 31, 2022).  The completed program extends mineralization to approximately 1,300 meters along strike with a varying width of 200 to 400 meters.  Release of an update NI-43-101 mineral resource estimate is planned for Q4, 2022.

1 The constraining open pit optimization parameters used were $3.00/t mining cost, $24.45/t processing cost, $2.90/t G&A cost, and average 54-degree open pit slopes. Metal prices and recoveries used are as described below.

2 AgEq calculated using a) metal prices (in USD) of 25/oz Ag and $1750/oz Au, and b) recoveries of 73.5% for Ag and 86% for Au.

3 Measured resources of 19.3 Mtonnes @ 98 g/t Ag and 0.88 g/t Au and Indicated resources of 32.0 Mtonnes @ 47 g/t Ag and 0.73 g/t Au.

Challacollo, Chile - Challacollo is a resource stage low-sulphidation epithermal deposit located in Chile's northernmost Region I. The project operator, Aftermath, has earned 100% project interest per a binding agreement with Mandalay Resources Corporation (TSX: MND). EMX's interest in the Challacollo project was acquired in 2021 as part of the SSR royalty portfolio transaction. After earn-in, EMX will retain a 2% NSR royalty, payable after 36 million ounces of silver have been produced, with a cap of US$5 million. The project hosts historical open pit and underground constrained silver-gold resources. During the quarter, Aftermath announced it had completed the acquisition of the project from Mandalay Resources through cash and equity payments (see Aftermath news release dated August 11, 2022 and September 22, 2022).

Yenipazar, Turkey - The Yenipazar polymetallic VMS deposit in central Turkey is currently owned and advanced by Virtus Madencilik ("Virtus"), a private Turkish company that is partly owned by Trafigura Ventures V B.V. EMX holds a Net Profits Interest ("NPI") royalty that is set at 6% until US$165 million in revenues are received, after which the NPI converts to a 10% interest. The Yenipazar Royalty was acquired by EMX in 2021 as part of the SSR royalty portfolio transaction.

Previous owner Aldridge Minerals Inc. ("Aldridge") disclosed a historical feasibility study on the project in 2013, which was updated in 2014 and filed on SEDAR. This remains the most recent public disclosure of technical information and historical mining reserves and resources on the project. Since acquiring the royalty, EMX has maintained contact with Virtus and received updates on the status of the project. Virtus recently updated the feasibility study (this in-house report remains unpublished as of yet) and is currently seeking project financing for development of the project.

Akarca, Turkey - The Akarca epithermal gold-silver deposit in western Turkey was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down.

To date, over 350 exploration drill holes and 17 kilometers of trenching have been completed along with collection of over 6,500 rock and 3,500 soil samples and preparation of in-house (non-public) resource models for the gold-silver mineralization. Çiftay is current determining strategies for continued exploration and development of the project.

In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it expects the permitting and land use designation issues to be resolved in 2022, which will allow Çiftay to resume its exploration programs at Akarca.

Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, retaining a royalty interest and advance royalty payment streams. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, is reviewing development options for the Sisorta project.

Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold ("IOCG") styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant JORC and PERC mineral resources remain in the mining area.

Copperstone filed an environmental permit application for its planned mining operation in March 2022 (see Copperstone news release dated March 29, 2022), and has since submitted supplemental information to the Land and Environmental Court. Copperstone also hired a new CEO and group president in Q3 as they await the decision on their environmental permit application.

Kaukua, Finland - EMX holds a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland. The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

PDM's LK project is a PGE rich magmatic Ni-Cu sulfide system with multiple centers of drill defined mineralization. EMX's royalty covers the Kaukua and newly defined Murtolampi PGE-Ni-Cu deposits. Earlier in 2022 Palladium One announced an updated NI43-101 Mineral Resource Estimate ("MRE") for the Kaukua and Murtolampi deposits (see Palladium One news release dated April 25, 2022). There were no new announcements regarding Kaukua and Murtolampi in Q3:

	Tonnes (Mt)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co g/t
Indicated
Kaukua Area	38.2	0.61	0.22	0.07	0.13	0.11	64.56
Inferred
Kaukua + Murtolampi	30.8	0.52	0.2	0.08	0.14	0.14	86.07

April, 2022 SLR Consulting (Canada) Ltd.

MRE Notes:

  CIM (2014) definitions were followed for Mineral Resources.
  The Mineral Resources have been reported above a preliminary open pit constraining surface using a Net Smelter Return (NSR) pit discard cut-off of US$12.5/t (which for comparison purposes equates to an approximately 0.65 g/t Palladium Equivalent in-situ cut-off, based on metal prices only).
  The NSR used for reporting is based on the following:
    Long term metal prices of US$ 1,700/oz Pd, US$ 1,100/oz Pt, US$ 1,800/oz Au, US$ 4.25/lb Cu, US$ 8.50/lb Ni and US$ 25/lb Co.
    Variable metallurgical recoveries for each metal were used at Kaukua and Murtolampi.
    Commercial terms for a Cu and Ni concentrate based on indicative quotations from smelters.
  Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
  The MRE was prepared for Palladium One under the supervision of Mr. Sean Horan, P.Geo., Technical Manager of Geology at SLR Consulting Ltd. Mr. Horan is an Independent Qualified Person as defined by NI 43-101.The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Exploration Royalty & Royalty Generation Projects

The Company has 152 exploration stage royalties and 99 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A.

The following provides an overview of exploration royalties and royalty generation properties by country and commodity:

	Exploration Royalty		Royalty Generation Project
Country	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	26	12	25	13
Canada	44	1	17	18

Mexico	2	1	-	-
Haiti	5	2	-	-
Chile	7	12	-	-
Argentina	1	-	-	-

Sweden	8	10	4	7
Finland	1	-	-	-
Norway	-	15	6	5
Serbia	1	1	-	-

Turkey	-	1	-	1

Australia	2	-	2	1
	97	55	54	45

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

RESULTS OF OPERATIONS

Three Months ended September 30, 2022

The net loss for the three month period ended September 30, 2022 (“Q3-2022”) was $16,346,000 compared to a net loss of $10,866,000 for the comparative period (“Q3-2021").  The net loss for Q3-2022 was made up of revenues and other income of $9,338,000 (Q3-2021 - $1,504,000), costs and expenses totaling $8,027,000 (Q3-2021 - $5,862,000) and losses from other items including tax adjustments totaling $17,657,000 (Q3-2021 – $6,508,000). Significant components of other items include a loss on revaluation of investments of $7,241,000 (Q3-2021 – $3,731,000), equity loss from the Company's investments in associated entities of $389,000 (Q3-2021 – income of $1,138,000), loss on sale of marketable securities of $97,000 (Q3-2021 – $Nil), finance expenses and other totaling $1,579,000 (Q3-2021 – $1,038,000), impairment charges of $7,130,000 (2021 - $4,178), and foreign exchange adjustments of $518,000 (Q3-2021 - $1,301,000).

Revenues and other income

The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the three months ended September 30, 2022 and 2021, the Company had the following sources of revenues and other income:

In Thousands of Dollars
	Three months ended	Three months ended
Revenue and Other Income	September 30, 2022	September 30, 2021
Royalty revenue	$4,881	$883
Interest income	344	368
Option and other property income	4,113	253
	$9,338	$1,504
Non-IFRS Measures
Adjusted revenue and other income[1]	$12,105	$3,160

In Q3-2022, the Company earned $4,881,000 (Q3-2021 - $883,000) of royalty revenue. Royalty revenue for the three months ended September 30, 2022 included a) $993,000 (Q3-2021 - $804,000) earned from gold production from the Leeville royalty interest b) $4,000,149 (Q3-2021 - $Nil) earned from gold and silver production from the Gediktepe royalty interest c) $107,366 (Q3-2021 - $Nil) earned from zinc-lead-silver production from the Balya royalty interest, and d) other pre-production amounts received including AMRs on various properties.  The Q3-2022 increase compared to the three months ended September 30, 2021 was mainly the result of the new sources of royalty payments from Gediktepe and Balya. Royalty revenue was offset by depletion of $3,198,000 (Q3-2021 - $883,000) and included in costs and expenses. The increase in depletion was mainly due to royalty revenue being earned from the Gediktepe royalty starting in Q3-2022.

Adjusted revenue and other income1 brings into revenues and other income, $2,767,000 (Q3-2021 - $1,656,000) from the Company's share of revenue from its effective royalty interest in the Caserones mine.

Net royalty income from the Leeville, Gediktepe, Balya, and Caserones royalties will fluctuate as result of a combination of changes in production activities, average price per ounce, and foreign exchange as a result of the royalties being paid in United States dollars ("USD"). Timing of additional AMR's related to other projects and included in royalty revenue can also fluctuate. Interest income was earned on the cash balances the Company holds, a note receivable, interest accretion on the Company's Ensero investment, and interest accretion on deferred compensation payments from Aftermath and AbraSilver.

Option and other property income will fluctuate depending upon the Company’s deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received are included in option and other property income. For the three months ended September 30, 2022, included in option and other property income was $149,000 (Q3-2021 - $Nil) related to the fair value of share equity payments received, as well as staged cash payments received or accrued of $3,964,000 (Q3-2021 - $219,000) which included the US$3,000,000 milestone payment earned on the Parks Salyer option agreement.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.

___________________________

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

Included in these costs is general and administrative costs for the three months ended September 30, 2022 and 2021 comprised of the following:

In Thousands of Dollars
General and administrative expenses	Three months ended	Three months ended
	September 30, 2022	September 30, 2021
Salaries, consultants, and benefits	$526	$774
Professional fees	527	523
Investor relations and shareholder information	260	193
Transfer agent and filing fees	15	39
Administrative and office	251	266
Travel	65	12
	$1,644	$1,807

General and administrative expenses ("G&A") of $1,644,000 were incurred for the three months ended September 30, 2022 compared to $1,807,000 in Q3-2021. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q3-2022 compared to Q3-2021 are related to:

  Salaries, consultants and benefits decreased in Q3-2022 by $248,000 as a result of reduced operating activities and consulting due diligence work compared to Q3-2021.
  Investor relations increased by $67,000 in Q3-2022 compared to Q3-2021 due to increased marketing and communications activities, including the attendance of trade shows, and other activities involving travel.

It should be noted that many of our personnel and professional expenditures company-wide are denominated in USD and an increase or decrease in the value of the USD compared to the Canadian dollar, which is the Company's reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net royalty generation costs increased over the prior year's comparative period, going from $2,090,000 in Q3-2021 to $2,652,000 in Q3-2022. This was the result of an increase in expenditures of $2,980,000 in Q3-2022 compared to Q3-2021, offset by an increase in recoveries from partners by $2,418,000 in Q3-2022 compared to Q3-2021. The increase in expenditures and recoveries was predominately attributable to drilling activities incurred by the Company's wholly owned subsidiary Scout Drilling on partnered projects. As such, recoveries were expected to increase consistent with the increased drilling costs. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In Q3-2022 the Company recorded a total of $481,000 in share-based payments compared to $1,206,000 in Q2-2022. The aggregate share-based payments relate mainly to the fair value of restricted share units and stock options vesting during the period.

Other

  During the three month period ended September 30, 2022, the Company had an unrealized loss of $7,241,000 (Q3-2021 - $3,731,000) related to the fair value adjustments of investments, and a realized loss of $97,000 (Q3-2021 - $Nil) for the sale of certain marketable securities held by the Company. The unrealized loss in the current period is attributed primarily to unrealized losses on the Company's investment in Premium Nickel Resources Ltd.

  During the three month period ended September 30, 2022, the Company recognized an equity loss from investments in associates of $389,000 (Q3-2022 - income of $1,138,000). This related to the share of the Company's net loss derived in SLM California which holds the Caserones effective royalty interest. The loss in the current three month period was attributable to increased depletion.
  During Q3-2022, the Company recognized impairment charges of $7,130,000 (2021 - $4,178,000) which primarily related to Gediktepe royalty in Turkey. While assessing whether any indications of impairment exist, consideration is given to external and internal sources of information. While the operation has only been in production for less than year, review of the oxide operation to date, potential for delay of the sulfide circuit along with revisions to metal pricing and Turkish royalty rates, the Company has reduced the value of Gediktepe by $7,092,000.
  During Q3-2022, the Company recognized finance and other expenses of $1,579,000 (Q3-2021 - $1,038,000) which consisted of interest accrued on the Sprott Credit Facility.

Taxes

During the three months ended September 30, 2022, the Company recorded a deferred income tax expense of $186,000 (Q3-2021 - $Nil) and a current income tax expense of $517,000 (Q3-2021 - $Nil).

Nine months ended September 30, 2022

The net income for the nine months ended September 30, 2022 was $3,076,000 compared to a loss of $18,868,000 for the prior year's comparative period. The income for the current period was made up of revenues and other income of $20,505,000 (2021 - $7,057,000), costs and expenses totaling $22,336,000 (2021 - $16,102,000), and income from other items and tax of $4,907,000 (2021 - losses of $9,823,000).

Some significant items to note for the current period compared to the prior period not already discussed for the three month period above are as follows:

  In the current period, royalty income from Leeville was earned for 871 (2021 – 718) ounces of gold totaling $2,521,000 (2021 - $1,312,000) offset by gold tax and depletion of $2,091,000 (2021 - $1,251,000). Additionally, royalty income of $4,000,000 (2021 - $Nil) was earned from Gediktepe, offset by depletion of $2,683,000 (2021 - $Nil), and $107,000 (2021 - $Nil) from Balya.
  In the current period, the Company granted 1,970,500 stock options and 520,000 restricted shares units ("RSU"), as well as settled 234,750 RSUs from the 2018 RSU grant for aggregate share-based payments of $3,883,000 (2021 - $4,651,000) related to the fair value of stock options and RSUs vested during the period, the fair value of incentive stock grants, and the fair value of share-based compensation settled in cash.
  For the nine months ended September 30, 2022, the Company incurred a foreign exchange loss of $3,539,000 compared to a foreign exchange loss of $1,055,000 during the same period in 2021. This was primarily related to depreciation of the Turkish Lira against the value of the USD, combined with foreign exchange adjustments on the Company’s $US debt held in Canada.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2022, the Company had a working capital of $42,619,000 (December 31, 2021 - deficit of $14,313,000). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of minerals, and foreign exchange rates on US royalty payments. The Company also receives additional cash inflows from the recovery of expenditures from project partners, and investment income including dividends from investments in associated entities. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.

Operating Activities

Cash provided by operating activities for the nine months ended September 30, 2022 was $16,512,000 (2021 – cash used of $11,408,000), and adjusted cash provided by operating activities1 for the period was $22,617,000 (2021 – adjusted cash used of $10,199,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty income received in the period. Adjusted cash provided by operating activities is adjusted for $6,105,000 (2021 - $1,209,000) in royalty distributions received from the Company's effective royalty interest at Caserones. A significant component of cash provided by operations in the current period is the net settlement gain of $23,846,000 resulting from the Barrick settlement with Bullion Monarch.

Investing Activities

The total cash used in investing activities during the nine months ended September 30, 2022 was $27,378,000 compared to $49,389,000 for the period ended September 30, 2021. The cash used in the current period related primarily to the purchase of additional equity investments of $32,852,000 (2021 - $46,983,000) as well as net purchases of other fair value through profit and loss investments of $2,467,000 (2021 - $1,129,000), partially offset by dividends and distributions received of $6,105,000 (2021 - $1,140,000) and proceeds from repayment of loans receivable of $2,590,000 (2021 - $550,000).

Financing Activities

The total cash used in financing activities for the nine months ended September 30, 2022 was $103,000 compared to cash provided by financing activities of $55,281,000 for the period ended September 30, 2021.  The cash used in the current period primarily consisted of $13,816,000 in loan repayments (2021 - $Nil), offset by proceeds received from a private placement of $12,580,000 (2021 - $1,557,000), and the exercise of stock options for $1,254,000 (2021 - $1,180,000).

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

___________________________

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue and other income	$9,338	$8,952	$2,215	$2,377
Project and royalty generation costs	(6,862)	(6,514)	(5,397)	(4,868)
Recoveries from partners	4,210	2,570	2,695	2,440
Share-based payments	481	1,610	626	565
Net income (loss) for the period	(16,346)	(4,125)	23,547	(10,881)
Basic earnings (loss) per share	(0.15)	(0.04)	0.22	(0.11)
Diluted earnings (loss) per share	(0.15)	(0.04)	0.22	(0.11)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Revenue and other income	$1,504	$4,255	$1,298	$2,837
Project and royalty generation costs	(3,882)	(5,378)	(4,027)	(3,672)
Recoveries from partners	1,792	1,689	2,740	2,350
Share-based payments	1,206	1,366	542	454
Net income (loss) for the period	(10,866)	(3,578)	(4,424)	(3,933)
Basic earnings (loss) per share	(0.13)	(0.04)	(0.05)	(0.00)
Diluted earnings (loss) per share	(0.13)	(0.04)	(0.05)	(0.00)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of dollars
Nine months ended September 30, 2022	Salary and fees	Share-based Payments	Total
Management	$907	$946	$1,853
Outside directors	604	873	1,477
Seabord Management Corp.*	244	-	244
Total	$1,755	$1,819	$3,574

In Thousnds of dollars
Nine months ended September 30, 2021	Salary and fees	Share-based Payments	Total
Management	$858	$1,141	$1,999
Outside directors	427	901	1,328
Seabord Management Corp.	156	-	156
Total	$1,441	$2,042	$3,483

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at September 30, 2022 is $17,000 (December 31, 2021 - $3,000) owed to key management personnel and other related parties and includes accruals for short term incentive bonuses and compensation adjustments.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2021: The impact of the current Covid-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2021 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX's internal control over financial reporting was effective as at September 30, 2022.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management made improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls.  That consultant will continue to work with us to identify any weakness and further enhance our internal controls.  Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At November 10, 2022, the Company had 110,597,190 common shares issued and outstanding. There were also 7,981,500 stock options outstanding with expiry dates ranging from July 10, 2023 to July 20, 2027 and 7,063,319 warrants outstanding with expiry dates ranging from November 17, 2022 to April 14, 2027.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

NON-IFRS FINANCIAL MEASURES

Adjusted Revenue and Other Income and Adjusted Cash Flows from Operating Activities

Adjusted revenue and other income, and adjusted cash flows from operating activities are non-IFRS financial measures, which are defined by EMX by including the following items from Income (loss) for the period and cash flows from operations respectively.

  The Company's proportionate share of revenue and cash flows from the Caserones royalty.

Management uses adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the underlying operating performance of EMX for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue and other income, and cash flows from operations, our investors may use adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the results of the underlying business of EMX, particularly since the included items may not typically be included in operating results. While the adjustments to revenue and other income, and cash flows from operations in these measures may include items that are both recurring and non-recurring, management believes that adjusted revenue and other income, and adjusted cash flows from operating activities are useful measures of EMX's performance because they adjust for items which management believes reflect our core operating results from period to period. Adjusted revenue and other income, and adjusted cash flows from operating activities are intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Adjusted Revenue and Other Income, and Adjusted Cash Flows from Operating Activities

In Thousands of Dollars
	Three months ended		Nine months ended
Revenue and Other Income	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Per financial statements	$9,338	$1,504	$20,505	$7,057
SLM California royalty revenue	7,334	7,703	24,162	11,660
The Company's ownership %	37.7%	21.5%	37.7%	21.5%
The Company's share of royalty revenue	$2,767	1,656	$9,116	2,507

Adjusted	$12,105	$3,160	$29,621	$9,564

In Thousands of Dollars
	Nine months ended
Cash provided by (used in) operating activities	September 30, 2022	September 30, 2021
Per financial statements	$16,512	$(11,408)
Caserones royalty distributions	6,105	1,209
Adjusted	$22,617	$(10,199)

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Satori Resources	Exploration
Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Cameron Lake West	Other payments	Precious Metals	Gold	NorthBound Capital	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Ears Falls	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Dent Jackson Manion	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Gerry Lake - Eastern Vision	0.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Cabin Bay North - Leo	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	McDonough East	1.5% NSR & other payments	Precious Metals	Gold	Musk Metals	Exploration
	McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Pistol Bay	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration
Chile	Arrieros	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Block 2	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 3	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Caserones	0.7335% NSR	Base Metals	Copper-Molybdenum	JX Nippon	Producing Royalty
	Cerro Blanco	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Juncal and La Flora	1.0% NSR	Precious Metals	Gold	Austral Gold	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	Redono-Veronica	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Reprado	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Norte	2.0% NSR	Precious Metals	Gold-Silver / Copper-Molybdenum	Hochschild Mining PLC	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
Mexico, Durango	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration
Mexico, Sinaloa	San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Norway	Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Flat	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Meraker	3% NSR & other payments	Base Metals	Copper-Zinc-Gold	Norra Metals Corp	Exploration
	Mofjell - Mo-i-Rana	2.5% NSR, AAR's & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sagvoll	2.5% NSR & other payments	Base Metals	Nickel-Copper	Minco Silver	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Sulitjelma	2.5% NSR & other payments	Base Metals	Zinc-Copper	Minco Silver	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok - (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok - Cukaru Peki	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Sweden	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Fiskeltrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Mjovattnet	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Njuggtraskliden	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Alankoy	2.5% NSR & other payments	Base Metals	Copper-Gold	Kar Mineral Madencilik	Exploration
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty
USA, Alaska	64 North - Goodpaster - West Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - South Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Last Chance	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Jasper Canyon	2% production and other payments	Base Metals	Copper	South32	Exploration
	Malone	2% production and other payments	Base Metals	Copper	South32	Exploration
	Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals	Exploration
	Parks Salyer - Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Exploration
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corp	Exploration
USA, Nevada	Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc	Exploration
	Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc	Exploration
	Brooks	4% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Ely Gold Royalties	Exploration
	Gold Bar South - Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Advanced Royalty
	Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc	Exploration
	Kelly Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc	Exploration
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Gold Corp	Exploration
	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc	Exploration
	Speed Goat	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	Warrior Metals Inc	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Kennecott Exploration Co	Exploration

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.